CONNECTION TECHNOLOGY INC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2024
April 29, 2025

CONNECTION TECHNOLOGY INC
FINANCIAL STATEMENTS
DECEMBER 31, 2024

Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Connection Technology Inc:

Conclusion
We have reviewed the accompanying balance sheet of Connection Technology Inc as of December 31, 2024, and the related income statement, statement of retained earnings, and cash flows for the year ended December 31, 2024, and the related notes (collectively, the "consolidated statements"). We obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above, the balance sheet of Connection Technology Inc. as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024 and 1Q 2025 to be in accordance with the accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America. We conducted our review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA and comply with the AICPA's Code of Professional Conduct, including ethical principles of integrity, objectivity, professional competence, and due care. A review engagement primarily applying analytical procedures to your financial data and making inquiries of company management. A review engagement is substantially less in scope than an audit engagement, the objective of which is the expression of an opinion regarding the financial statements as a whole. A review engagement does not contemplate obtaining an understanding of the entity's internal control; assessing fraud risk; testing accounting records by obtaining sufficient appropriate audit evidence through inspection, observation, confirmation, or the examination of source documents; or other procedures ordinarily performed in an audit engagement. Accordingly, we will not express an opinion regarding the financial statements.

Conclusion

We have obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above for the statements to be in accordance with accounting principles generally accepted in the United States of America.



Eric Skoglund, CPA CIA (New York #138482)
HMBLM Accounting, Inc.
PO Box 8283
White Plains, New York
April 29, 2025

<p style="text-align:center">CONNECTION TECHNOLOGY INC
BALANCE SHEET
For the Year Ended December 31, 2024</p>

ASSETS

CURRENT ASSETS	ANKH	CT
Cash and cash equivalents	$ 50,000.00	$ 0
Accounts Receivable	$ 0	$ 0
Inventory	$ 0	$ 0
Total current assets	$ 50,000.00	$ 0
NON-CURRENT ASSETS		
Product Development Costs	$ 51,354.40	$ 0
Accumulated Amortization	$ (3,426.70)	$ 0
Product Development Costs, net	$ 47,927.70	$ 0
TOTAL ASSETS	**$ 97,927.70**	**$ 0**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	ANKH	CT
Accounts Payable	$ 0	$ 0
Credit Card Payable	$ 0	$ 0
Total current liabilities	$ 0	$ 0
NON-CURRENT LIABILITIES		
Loans from Shareholder	$ 55,955.39	$ 0
Long-Term Debt	$ 0	$ 0
Line of Credit	$ 0	$ 0
Total non-current liabilities	$ 55,955.39	$ 0
TOTAL LIABILITIES	**$ 55,955.39**	**$ 0**
PARTNERS' EQUITY		
Common Stock	$ 0	$ 0
Investment in Ankh	$ 50,000.00	$ 0
Retained Earnings	$ (8,027.69)	$ 0
TOTAL STOCKHOLDERS' EQUITY	**$ 41,972.31**	**$ 0**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 97,927.70**	**$ 0**

CONNECTION TECHNOLOGY INC
INCOME STATEMENT
For the Year Ended December 31, 2024

REVENUE	Ankh	CT
Sales Revenue	$ 0	$ 0
Non-Sales Revenue	$ 0	$ 0
TOTAL NET REVENUE	**$ 0**	**$ 0**
GROSS PROFIT	**$ 0**	**$ 0**
OPERATING EXPENSE		
Advertising & Marketing	$ 0	$ 0
Bank Charges & Fees	$ 0	$ 0
Business Licenses	$ 0	$ 0
Car & Truck Expense	$ 0	$ 0
Charitable Contributions	$ 0	$ 0
Computer & Internet Expenses	$ 925.64	$ 0
Contractors	$ 0	$ 0
Amortization Expense	$ 3,426.70	$ 0
Dues & Subscriptions	$ 0	$ 0
Education	$ 0	$ 0
Interest Paid	$ 0	$ 0
Insurance	$ 0	$ 0
Legal and professional services	$ 0	$ 0
Meals & Entertainment	$ 0	$ 0
Office Expenses	$ 626.14	$ 0
Taxes and fees	$ 415.00	$ 0
Rent	$ 1,234.80	$ 0
Recruiting	$ 0	$ 0
Postage	$ 62.66	$ 0
Telephone Expense	$ 39.00	$ 0
Website Expenses	$ 0	$ 0
TOTAL EXPENSE	**$ 6,729.94**	**$ 0**
OTHER INCOME		
Interest Earned	$ 0	$ 0
Bank and Credit Awards	$ 0	$ 0
TOTAL OTHER INCOME	**$ 0**	**$ 0**
NET INCOME OR LOSS	**$ (6,729.94)**	**$ 0**

See accompanying notes to financial statements.


CONNECTION TECHNOLOGY INC
STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2024


Retained earnings, January 1, 2024	$ 0
Less: Net Loss	$ 0
Less: Dividends	-
RETAINED EARNINGS, DECEMBER 31, 2024	**$ 0**

See accompanying notes to the financial statements.


ANKH INNOVATIONS LLC
STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2024


Retained earnings, January 1, 2024	$ (1297.75)
Less: Net Loss	$ (**6,729.94**)
Less: Dividends	-
RETAINED EARNINGS, DECEMBER 31, 2024	**$ (8,027.69)**

See accompanying notes to the financial statements.

CONNECTION TECHNOLOGY INC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

CASH FLOW FROM OPERATING ACTIVITIES	ANKH	CT
EXCESS REVENUE OVER EXPENSES	$ (6,729.94)	$ 0
Add Amortization	$ 3,426.70	$ 0
(Increase)/Decrease in Inventory	$ 0	$ 0
(Increase)/Decrease in Accounts Payable	$ 0	$ 0
Net cash used for operating activities	**$ (3,303.24)**	**$ 0**
CASH FLOW FROM INVESTING ACTIVITIES		
(Increase)/Decrease in Product Development	$ (34,220.92)	$ 0
Net cash used for investing activities	**$ (34,220.92)**	**$ 0**
CASH FLOW FROM FINANCING ACTIVITIES		
Increase/(Decrease) in Loans from Shareholder	$ 37,524.16	$ 0
Increase/(Decrease) in Investment	$ 50,000.00	$ 0
Increase/(Decrease) in Line of Credit	$ 0	$ 0
Increase/(Decrease) in Shareholder Distributions	$ 0	$ 0
Net cash used for financing activities	**$ 87,524.16**	**$ 0**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**$ 50,000.00**	**$ 0**
Cash and Cash Equivalents, beginning of year	$ 0	$ 0
Cash and Cash Equivalents, end of year	**$ 50,000.00**	**$ 0**

See accompanying notes to the financial statements.

CONNECTION TECHNOLOGY INC
NOTES OF FINANCIAL STATEMENTS
For the Year Ended DECEMBER 31, 2024

NOTE 1 - THE COMPANY

Connection Technology Inc ("Company"), corporation, was incorporated in Jefferson City, Missouri in August 2024. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Corporation Law of Missouri. The Company operates as a corporation for both US Federal and State of Missouri tax reporting purposes. Originally, the corporation was amended as Ankh Innovations MO Inc, but the name was subsequently amended to Connection Technology Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared on the accrual method of accounting, which recognizes revenue when earned and expenses when they are incurred (not necessarily when expenses are paid).

Business Services
Connection Technology Inc is engaged in developing AI-powered wearable communication devices that will replace walkie-talkies and corporate smartphones. These devices will provide enterprises with secure, hands-free, and cost-effective communication solutions that teams want to use.

Liquidity
Assets are presented in the accompanying balance sheet according to their nearness of conversion to cash and liabilities according to the nearness of their maturity and resulting use of cash.

Loan from Shareholders
The company was officially incorporated in 2024, but started operating in 2021 with expenses paid from the personal account of the founder. The personal expenses have been included in a Loan from Shareholder

account on the balance sheet. The company opened a business checking account in 2025.

<u>Operation of the Company</u>
There are two companies, Connection Technology and a related company named Ankh Innovations Innovations which was incorporated in July 2023 in Dover, DE. Ankh and Connection Technology are structured so that Ankh is the holder of all IP and Connection will license the IP from Ankh and pay license fees to Ankh. Currently, the products remain in development and no license fees have been paid from Connection Technology to Ankh.

NOTE 3 - INCOME TAXES

As provided for under the Internal Revenue Code Section 174 and as further detailed in the IRS Revenue Procedure 2000-50, for the tax year December 31, 2023, the corporation expensed all costs except those specifically related to development of the products such as equipment purchases and labor costs.